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SECURI 12005046 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/11 AND ENDING 3/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U S Arma Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Partners
US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership") as of March 31, 2012. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
May 29, 2012

US ARMA PARTNERS, LP

Statement of Financial Condition

March 31, 2012

Assets

Cash	$ 3,437,693
Accounts receivable, net	93,879
Deposits	5,834
Prepaid expenses	8,321
Fixed assets, net	22,077
Total assets	$ 3,567,804

Liabilities and Partners' Capital

Liabilities	
Accounts payable and accrued liabilities	$ 120,279
Bonus payable	342,252
Payable to affiliate	782,161
Total liabilities	1,244,692
Partners' capital	2,323,112
Total liabilities and partners' capital	$ 3,567,804

See Accompanying Notes to Statement of Financial Condition

US ARMA PARTNERS, LP
Notes to Statement of Financial Condition
March 31, 2012

1. Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the partners of Arma Partners, LLP ("UK Arma"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Services Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Cash

Cash consists of cash on deposit with two commercial banks which at times may exceed federally insured limits. Cash also includes deposits in a money market account which is not federally insured. The Partnership has not experienced any losses in such accounts.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay. At March 31, 2012, the allowance for bad debts totaled $32,500.

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Partnership is no longer subject to examination by tax authorities for years before 2007.

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition.

2. Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3. Fixed Assets, Net

Fixed assets, net consists of the following:

Computer and office equipment	$ 45,966
Furniture	17,039
	63,005
Accumulated depreciation	(40,928)
Fixed assets, net	$ 22,077

4. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Partnership had net capital of $2,193,001, which was $2,110,022 in excess of its required net capital of $82,979. The Partnership's net capital ratio was 0.5675 to 1.

5. Lease Obligation

The Partnership leases its office facility under the terms of an operating lease that expires on May 31, 2012. On April 27, 2012, the Partnership renewed the current lease agreement to extend the period of lease until May 31, 2015. Future minimum lease payments under this lease are as follows:

Year Ending March 31		
2013	$	126,324
2014		134,439
2015		138,374
2016		23,172
Total	$	422,309

6. Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, partner costs and wages of the financial and administrative staff incurred by UK Arma in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for time spent by UK Arma staff and partners for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners for performing any services on behalf of UK Arma.

At March 31, 2011, the Partnership had a payable to the affiliate of $782,161, representing the net amounts due to and due from UK Arma for services provided or received and amounts payable in accordance with the expense sharing agreement.

7. Subsequent Events

Management evaluated subsequent events through May 29, 2012, the date this financial statement was available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in this financial statement.

During the period April 1, 2012 through May 29, 2012, capital distributions to limited partners totaled $564,850.